Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated December 19, 2023, except for Notes 12 and 18 which is dated March 27, 2024 in the Amendment No. 1 to the Registration Statement on Form F-1, under the Securities Act of 1933 (File No. 333-276946) with respect to the consolidated balance sheets of Wellchange Holdings Company Limited and its subsidiaries (collectively the “Company”) as of December 31, 2021 and 2022, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes included herein.

We also consent to the reference to our firm under the heading “Experts” in the Registration Statement.

San Mateo, California	WWC, P.C.
March 27, 2024	Certified Public Accountants
PCAOB ID No. 1171